Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(dollars and shares in thousands)

	As of	As of
	June 30,	December 31,
	2021	2020

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$215,755	$211,683
Short-term interest-bearing deposits	323,713	310,230
Marketable securities	189,489	188,967
Trade accounts receivables	144,868	162,100
Inventories	209,306	199,126
Other current assets	39,929	30,810
Total current assets	1,123,060	1,102,916

LONG-TERM INVESTMENTS	41,453	40,699

PROPERTY AND EQUIPMENT, NET	859,589	839,171

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	16,978	17,962

DEFERRED TAX AND OTHER LONG-TERM ASSETS	91,312	93,401

TOTAL ASSETS	$2,132,392	$2,094,149

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$104,062	$106,513
Trade accounts payables	100,426	96,940
Deferred revenue and customers' advances	19,608	10,027
Employee related liabilities	63,650	51,527
Other current liabilities	14,761	7,905
Total current liabilities	302,507	272,912

LONG-TERM DEBT	234,500	283,765

LONG-TERM CUSTOMERS' ADVANCES	32,047	25,451

EMPLOYEE RELATED LIABILITIES	15,958	15,833

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	29,771	41,286

TOTAL LIABILITIES	614,783	639,247

THE COMPANY'S SHAREHOLDERS' EQUITY	1,522,540	1,457,812
Non-controlling interest	(4,931)	(2,910)
TOTAL SHAREHOLDERS' EQUITY	1,517,609	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,132,392	$2,094,149

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $188,361 and $187,719 as of June 30, 2021 and December 31, 2020, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020

REVENUES	$709,352	$610,261	$362,138	$310,090

COST OF REVENUES	565,783	500,013	288,383	252,385

GROSS PROFIT	143,569	110,248	73,755	57,705

OPERATING COSTS AND EXPENSES:

Research and development	41,424	38,838	21,081	19,424
Marketing, general and administrative	35,662	32,845	18,671	16,154

	77,086	71,683	39,752	35,578

OPERATING PROFIT	66,483	38,565	34,003	22,127

FINANCING AND OTHER INCOME (EXPENSE), NET	(8,326)	(282)	(484)	1,831

PROFIT BEFORE INCOME TAX	58,157	38,283	33,519	23,958

INCOME TAX BENEFIT (EXPENSE), NET	3,674	(778)	(2,202)	(2,484)

NET PROFIT	61,831	37,505	31,317	21,474

Net income attributable to non-controlling interest	(2,643)	(1,433)	(451)	(2,422)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$59,188	$36,072	$30,866	$19,052

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.55	$0.34	$0.29	$0.18

Weighted average number of ordinary shares outstanding	107,992	106,885	108,043	106,956

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.54	$0.33	$0.28	$0.18

Net profit used for diluted earnings per share	$59,188	$36,072	$30,866	$19,052

Weighted average number of ordinary shares outstanding used for diluted earnings per share	109,545	108,213	109,629	108,277

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020

Net profit	$61,831	$37,505	$31,317	$21,474

Other comprehensive income, net of tax:

Foreign currency translation adjustment	(9,741)	(124)	1,209	556

Change in employees plan assets and benefit obligations, net of taxes	(100)	(130)	(50)	(65)

Unrealized gain (loss) on derivatives	(523)	(1,473)	1,134	4,662

Comprehensive income	51,467	35,778	33,610	26,627

Comprehensive loss (income) attributable to non-controlling interest	2,021	(1,959)	(552)	(3,091)

Comprehensive income attributable to the Company	$53,488	$33,819	$33,058	$23,536

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Unearned compensation	Accumulated other comprehensive loss	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2021	108,010	$430,996	$1,393,095	$124,762	$(262)	$(16,247)	$(465,460)	$(9,072)		$(2,910)	$1,454,902

Changes during the period:

Exercise of options and RSUs	296	1,358	(995)								363
Employee stock-based compensation				10,877							10,877
Other comprehensive income:
Profit							59,188		$59,188	2,643	61,831
Foreign currency translation adjustments						(5,077)			(5,077)	(4,664)	(9,741)
Change in employees plan assets and benefit obligations					(100)				(100)		(100)
Unrealized loss on derivatives					(523)				(523)		(523)
Comprehensive income									$53,488

BALANCE AS OF JUNE 30, 2021	108,306	$432,354	$1,392,100	$135,639	$(885)	$(21,324)	$(406,272)	$(9,072)		$(4,931)	$1,517,609

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2021	108,219

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended
	June 30,
CASH FLOWS - OPERATING ACTIVITIES	2021	2020

Net profit	$61,831	$37,505

Adjustments to reconcile net profit for the period to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	127,535	117,299
Effect of exchange rate differences on debentures	(1,994)	(910)
Other income, net	(3,227)	(890)
Changes in assets and liabilities:
Trade accounts receivable	12,722	(1,296)
Other current assets	(8,983)	5,122
Inventories	(15,484)	(17,380)
Trade accounts payable	(14,568)	(12,950)
Deferred revenue and customers' advances	16,207	(2,498)
Employee related liabilities and other current liabilities	19,696	10,729
Long-term employee related liabilities	140	2,078
Deferred tax, net and other long-term liabilities	(13,212)	(1,870)
Net cash provided by operating activities	180,663	134,939

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(105,599)	(125,444)
Investments in deposits, marketable securities and other assets, net	(18,666)	(78,786)
Net cash used in investing activities	(124,265)	(204,230)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of options, net	364	1,214
Loans repayment	(11,163)	-
Principal payments on account of capital lease obligation	(17,903)	(10,443)
Debentures repayment	(20,078)	(18,754)
Net cash used in financing activities	(48,780)	(27,983)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,546)	506

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,072	(96,768)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561

CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,755	$258,793

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended
	June 30,
	2021	2020

NON-CASH ACTIVITIES:

Investments in property and equipment	$74,142	$71,967

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash received during the period from interest, net	$769	$2,028
Cash paid during the period for income taxes, net	$5,016	$2,149

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2021

(dollars in thousands, except per share data)

NOTE 1 - GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2021 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. and (2) Tower Semiconductor San Antonio, Inc. and (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”). Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2020 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - INITIAL ADOPTION OF NEW STANDARDS

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes” (“Topic 740”). This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU became effective on January 1, 2021 and has been initially adopted by the Company on such date, which adoption resulted in no material effect on the Company’s consolidated financial statements.

NOTE 3 - RECENT DEVELOPMENTS

In June 2021, the Company signed a definitive agreement with STMicroelectronics, an independent device manufacturer and a global semiconductor company serving customers across the spectrum of electronics applications ("ST"), to collaborate for an accelerated ramp-up of a 12-inch (300mm) state-of-the-art manufacturing facility, which is under construction in Agrate Brianza site in Italy. To implement this project, Tower is establishing a fully owned subsidiary in Italy (“TSIT”). ST and TSIT will share the clean room space and the facility infrastructure, with TSIT installing its own equipment in one third of the total space. Both companies will make significant investments in their respective process equipment and work together on the acceleration of the fab technology and equipment qualifications and subsequent manufacturing ramp-up, a key factor to reach a high utilization level and therefore a competitive wafer cost structure. Operations will continue to be managed by ST and the fab’s cost will be shared between the parties.

The products of the fab will be used in automotive, industrial and personal electronics applications and markets, and the manufacturing technologies of the fab are expected to include 130, 90 and 65nm processes for smart power, analog mixed signal, displays and analog RF processes.